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                                                                EXHIBIT 99(a)(8)

                     HENKEL COMMENCES TENDER OFFER FOR DEP

    Dusseldorf, July 20, 1998--Henkel Acquisition Corp. II, a wholly-owned subsidiary of Henkel KGaA, commenced today the previously announced cash tender offer for all outstanding shares of common stock of DEP Corporation at $5.25 per share.

    The tender offer is being made pursuant to the previously announced Merger Agreement among Henkel KGaA, Henkel Acquisition Corp. II and DEP Corporation. In the second-step merger, the remaining DEP shares will be converted into $5.25 in cash.

    The tender offer is conditioned upon, among other things, there being validly tendered and not withdrawn at the expiration of the tender offer that number of shares that, when added to the shares Henkel Acquisition Corp. II has the immediate right to acquire pursuant to an option agreement entered into with DEP, constitutes at least 90% of the outstanding shares on a fully-diluted basis on the date of purchase.

    The tender offer and withdrawal rights are scheduled to expire at 12:00 midnight, New York City time, on Friday, August 14, 1998, unless extended.

    Rhone Group LLC is acting as Dealer Manager for the tender offer. MacKenzie Partners, Inc. is the Information Agent.

Contact:

Michael Rolf Fischer, Henkel KGaA, Corporate Communications
Phone: +49-211-797-4191/Fax: +49-211-798-4040

Dan Burch, MacKenzie Partners, Inc.
Phone: 212-929-5748/Fax: 212-929-0308